Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Second Quarter and six months ended June 30, 2018

SHENZHEN, China, July 27, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter and six months ended June 30, 2018.

Physical Sales Channels of Sports Lottery Tickets

On March 6, 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company has entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, assisted in developing physical sales channels of sports lottery tickets and started trial operation in Tianjin Municipality. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets, in order to enhance the convenience of sports lottery ticket purchases and optimize the user experience for lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Other Recent Material Transactions

On July 17, 2017, the Company acquired The Multi Group Ltd (“TMG”), one of the top online lottery betting and online casino platforms operated out of Malta with a significant market share in the Nordic countries. This acquisition has contributed significantly to the increase of the Company’s revenue.

On February 9, 2018, the Company disposed of all its equity interest in Qufan Cayman and Shenzhen Qufan (“Qufan”), an operator of mobile social poker games, which was acquired on November 25, 2016.

Second Quarter 2018 Highlights for Continuing Operations

•	Net revenues were RMB30.4 million (US$4.6 million), compared with RMB38.4 million for the first quarter of 2018, and RMB4.6 million for the second quarter of 2017.

•	Operating loss was RMB76.2 million (US$11.5 million), compared with operating loss of RMB76.7 million for the first quarter of 2018, and operating loss of RMB74.8 million for the second quarter of 2017.

•	Non-GAAP[1] operating loss was RMB56.9 million (US$8.6 million), compared with non-GAAP operating loss of RMB55.3 million for the first quarter of 2018, and non-GAAP operating loss of RMB48.9 million for the second quarter of 2017.

•	Net loss attributable to 500.com was RMB52.9 million (US$8.0 million), compared with net loss attributable to 500.com of RMB58.6 million for the first quarter of 2018, and net loss attributable to 500.com of RMB52.6 million for the second quarter of 2017.

•	Non-GAAP net loss attributable to 500.com was RMB33.5 million (US$5.1 million), compared with non-GAAP net loss attributable to 500.com of RMB37.2 million for the first quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB26.8 million for the second quarter of 2017.

•	Basic and diluted losses per ADS were RMB1.27 (US$0.19).

•	Non-GAAP basic and diluted losses per ADS were RMB0.80 (US$0.10).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

1

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired TMG in July 2017, and this acquisition has significantly increased our revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, to assist them in developing physical sales channels of sports lottery tickets. In addition, we have started a trial operation in Tianjin Municipality. We will continue to look for opportunities to enhance shareholders’ value.”

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Second Quarter 2018 Financial Results for Continuing Operations

Net Revenues

The Company has assessed the impact of the guidance at the beginning of 2018 by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Net revenues were RMB30.4 million (US$4.6 million) for the second quarter of 2018, representing an increase of RMB25.8 million or 560.9% increase from RMB4.6 million for the second quarter of 2017 and a decrease of RMB8.0 million or 20.8% decrease from RMB38.4 million for the first quarter of 2018. The year-over-year increase was primarily due to increased revenue contribution from TMG. Net revenues during the second quarter of 2018 consisted primarily of RMB27.1 million (EUR3.6 million) in revenue contribution from online lottery betting and online casino in Europe through the TMG, which accounted for 89.1% of total net revenues.

The Company acquired TMG in July 2017, on a pro forma basis, had the TMG acquisition been completed on January 1, 2017, it would have contributed total net revenue of RMB20.8 million (EUR2.7 million) to the Company for the three months ended June 30, 2017, which would bring the total net revenue of the Company to RMB25.4 million for the second quarter of 2017. The year-over-year increase in net revenue on a pro forma basis would have been RMB5.0 million or 19.7%.

Operating Expenses

Operating expenses were RMB110.8 million (US$16.7 million) for the second quarter of 2018, representing an increase of RMB30.7 million or 38.3% increase from RMB80.1 million for the second quarter of 2017, and a decrease of RMB4.9 million or 4.2% decrease from RMB115.7 million for the first quarter of 2018. The year-over-year increase was mainly due to the consolidation of TMG’s operating expenses of RMB30.7 million (EUR4.0 million) for the second quarter of 2018; an increase in amortization associated with acquired intangible assets of RMB7.8 million, and an increase in rental expense for the Company’s new office of RMB3.4 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s directors and employees of RMB6.5 million; a decrease in marketing and promotional expenses relating to mobile gaming of RMB2.9 million as a result of the ceased operation of Quiz. In addition, there was a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017, no such bad debt provision was recognized during the second quarter of 2018. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s directors and employees of RMB2.0 million; a decrease in business insurance costs for TMG associated with online lottery betting of RMB2.0 million; a decrease in marketing and promotional expenses relating to mobile gaming of RMB0.9 million as a result of the ceased operation of Quiz, and a decrease in consulting expenses of RMB0.9 million, which were partially offset by an increase in travelling expenses of RMB1.5 million.

Cost of services was RMB19.4 million (US$2.9 million) for the second quarter of 2018, representing an increase of RMB17.7 million or 1,041.2% increase from RMB1.7 million for the second quarter of 2017, and a decrease of RMB2.1 million or 9.8% decrease from RMB21.5 million for the first quarter of 2018. The year-over-year increase was mainly attributable to an increase in amortization associated with acquired intangible assets of RMB7.8 million; an increase in business insurance costs for TMG associated with online lottery betting of RMB5.2 million; an increase in platform service fees for TMG associated with online casino platforms of RMB2.8 million, and an increase in account handling expenses relating to TMG’s website and mobile distribution channels of RMB1.6 million. The sequential decrease was mainly attributable to a decrease in business insurance costs for TMG associated with online lottery betting of RMB2.0 million.

Sales and marketing expenses were RMB21.5 million (US$3.2 million) for the second quarter of 2018, representing an increase of RMB9.3 million or 76.2% increase from RMB12.2 million for the second quarter of 2017, there was no change compared with RMB21.5 million for the first quarter of 2018. The year-over-year increase was mainly attributable to an increase in marketing and promotional expenses for TMG associated with online lottery betting and online casino platforms of RMB12.3 million, which was partially offset by a decrease in marketing and promotional expenses relating to mobile gaming of RMB2.9 million as a result of the ceased operation of Quiz.

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General and administrative expenses were RMB56.1 million (US$8.5 million) for the second quarter of 2018, representing an increase of RMB3.4 million or 6.5% increase from RMB52.7 million for the second quarter of 2017, and a decrease of RMB1.8 million or 3.1% decrease from RMB57.9 million for the first quarter of 2018. The year-over-year increase was mainly attributable to an increase in salary expenses of RM4.7 million as a result of TMG’s business consolidation; an increase in depreciation and amortization associated with leasehold improvements for the Company’s new office of RMB4.4 million, and an increase in consulting expenses of RMB3.0 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB6.5 million. In addition, there was a bad debt provision of RMB2.4 million provided for other receivables during the second quarter of 2017, no such provision was recognized during the second quarter of 2018. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB1.4 million; a decrease in salary expenses of RMB1.2 million, and a decrease in consulting expenses of RMB0.6 million, which were partially offset by an increase in travelling expenses of RMB1.5 million.

Service development expenses were RMB13.7 million (US$2.1 million) for the second quarter of 2018, representing a slight increase of RMB0.1 million or 0.7% increase from RMB13.6 million for the second quarter of 2017, and a slight decrease of RMB1.0 million or 6.8% decrease from RMB14.7 million for the first quarter of 2018. The sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB0.4 million; a decrease in consulting expenses of RMB0.3 million, and a decrease in technical fee of RMB0.2 million.

Operating Loss

Operating loss was RMB76.2 million (US$11.5 million) for the second quarter of 2018, compared with operating loss of RMB74.8 million for the second quarter of 2017, and operating loss of RMB76.7 million for the first quarter of 2018, respectively.

Non-GAAP operating loss was RMB56.9 million (US$8.6 million) for the second quarter of 2018, compared with non-GAAP operating loss of RMB48.9 million for the second quarter of 2017, and non-GAAP operating loss of RMB55.3 million for the first quarter of 2018, respectively.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB52.9 million (US$8.0million) for the second quarter of 2018, compared with net loss attributable to 500.com of RMB52.6 million for the second quarter of 2017, and net loss attributable to 500.com of RMB58.6 million for the first quarter of 2018, respectively. The sequential decrease was mainly attributable to the reversal of uncertain tax liabilities of RMB20.7 million during the second quarter of 2018, a decrease in net revenues of RMB8.0 million in the second quarter of 2018, and a gain from the disposal of Qufan of RMB10.2 million recognized during the first quarter of 2018 as there was no such gain recognized during the second quarter of 2018.

Non-GAAP net loss attributable to 500.com was RMB33.5 million (US$5.1 million) for the second quarter of 2018, compared with non-GAAP net loss attributable to 500.com of RMB26.8 million for the second quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB37.2 million for the first quarter of 2018, respectively. The sequential decrease in non-GAAP net loss was for the same reason as described above.

Second Quarter 2018 Financial Results for Discontinued Operations

Net income from discontinued operations, net of taxes

While there was no net income from discontinued operations for the three months ended June 30, 2018, net income from discontinued operations, net of taxes was RMB8.3 million for the three months ended June 30, 2017, and net income from discontinued operations, net of taxes was RMB12.3 million for the three months ended March 31, 2018, mainly including a net gain of RMB10.2 million from the disposal of Qufan. The Company disposed of Qufan on February 9, 2018 for a total consideration of RMB127.5 million and recognized a disposal gain of RMB10.2 million, including the foreign exchange loss. The comparative financial information for the three months ended March 31, 2018 and June 30, 2017 have been reclassified to reflect the disposal of Qufan business segment as a discontinued operation.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of June 30, 2018, the Company had cash and cash equivalents of RMB491.2 million (US$74.2 million), restricted cash1 of RMB1.2 million (US$0.2 million) and short-term investments of RMB100.0 million (US$15.1 million), compared with cash and cash equivalents of RMB492.2 million, restricted cash of RMB1.2 million and short-term investments of RMB100.0 million as of March 31, 2018.

Prepayments and Other Current Assets

As of June 30, 2018, the balance of prepayment and other current assets was RMB74.8 million (US$11.3 million), compared with RMB89.5 million as of March 31, 2018. The balance as of June 30, 2018 mainly included: (i) the current portion of deferred expenses of RMB14.2 million (US$2.1 million); (ii) deposit receivables of RMB15.1 million (US$2.3 million); (iii) receivables of consideration from disposal of subsidiaries and long-term investment of RMB3.8 million (US$0.6 million); (iv) receivables from third party payment service providers of RMB0.6 million (US$0.1 million); (v) deductible value added input tax of RMB16.2 million (US$2.4 million); and (vi) other receivables of RMB24.9 million (US$3.8 million).

1 Restricted cash represents government grants received but pending for final clearance.

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Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6171 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2018 and all translations from Renminbi to EUR were made at the average of the month-end exchange rate of RMB7.6888 to EUR1.00, as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2018.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited Condensed Consolidated Balance Sheets (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	529,124	491,172	74,228
Restricted cash	1,238	1,246	188
Short-term investments	120,000	100,000	15,112
Accounts receivable	-	38	6
Prepayments and other current assets	86,660	74,803	11,304
Total current assets	749,633	667,259	100,838

Non-current assets:
Property and equipment, net	106,991	106,148	16,041
Intangible assets, net	291,086	228,828	34,581
Deposits	5,764	5,057	764
Long-term investments	347,073	356,609	53,892
Other non-current assets	6,257	6,775	1,024
Goodwill	260,366	129,752	19,609
Total non-current assets	1,017,537	833,169	125,911

TOTAL ASSETS	1,754,559	1,500,428	226,749

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,683	5,014	758
Accrued expenses and other current liabilities	152,337	85,252	12,884
Income tax payable	6,917	2,562	387
Total current liabilities	175,937	92,828	14,029

Non-current liabilities:
Long-term payables	27,785	4,892	739
Deferred tax liabilities	19,475	4,965	750
Total non-current liabilities	47,260	9,857	1,489

TOTAL LIABILITIES	223,197	102,685	15,518

Redeemable noncontrolling interest	22,052	21,170	3,199

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017 and June 30, 2018; 333,787,552 and 348,152,032 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively	115	118	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and June 30, 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively	28	28	4
Additional paid-in capital	2,295,111	2,373,363	358,672
Treasury shares	(143,780)	(143,780)	(21,729)
Accumulated deficit	(857,751)	(969,047)	(146,446)
Accumulated other comprehensive income	116,051	125,338	18,942
Total 500.com Limited shareholders’ equity	1,409,774	1,386,020	209,460
Noncontrolling interests	99,536	(9,447)	(1,428)
Total shareholders' equity	1,509,310	1,376,573	208,032

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,754,559	1,500,428	226,749

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	4,554	38,426	30,394	4,593	8,041	68,820	10,400

Operating costs and expenses:
Cost of services	(1,687)	(21,534)	(19,425)	(2,936)	(4,184)	(40,959)	(6,190)
Sales and marketing	(12,156)	(21,507)	(21,521)	(3,252)	(20,996)	(43,028)	(6,503)
General and administrative	(52,720)	(57,942)	(56,148)	(8,485)	(103,297)	(114,090)	(17,242)
Service development expenses	(13,580)	(14,670)	(13,726)	(2,074)	(27,054)	(28,396)	(4,291)
Total operating expenses	(80,143)	(115,653)	(110,820)	(16,747)	(155,531)	(226,473)	(34,226)
Other operating income	35	662	2,331	352	84	2,993	452
Government grant	3,893	990	2,685	406	4,827	3,675	555
Other operating expenses	(3,093)	(1,080)	(816)	(123)	(3,610)	(1,896)	(287)
Operating loss from continuing operations	(74,754)	(76,655)	(76,226)	(11,519)	(146,189)	(152,881)	(23,106)
Others, net	(4,751)	(109)	(120)	(18)	(4,449)	(229)	(35)
Interest income	4,900	3,614	4,164	629	11,684	7,778	1,175
Loss from equity method investments	(591)	(1,583)	(2,773)	(419)	(721)	(4,356)	(658)
Gain from disposal of a subsidiary	-	1,842	93	14	-	1,935	292
Changes in fair value of contingent considerations	(622)	-	-	-	(1,089)	-	-
Loss before income tax	(75,818)	(72,891)	(74,862)	(11,313)	(140,764)	(147,753)	(22,332)
Income tax benefit	17,779	1,113	20,497	3,098	16,452	21,610	3,266
Net loss from continuing operations	(58,039)	(71,778)	(54,365)	(8,215)	(124,312)	(126,143)	(19,066)

Income from discontinued operations , net of applicable income taxes	8,313	2,183	-	-	14,546	2,183	328
Gain on disposal of discontinued operations, net of applicable income taxes	-	10,160	-	-	-	10,160	1,535
Net income from discontinued operations, net of applicable income taxes	8,313	12,343	-	-	14,546	12,343	1,863
Net loss	(49,726)	(59,435)	(54,365)	(8,215)	(109,766)	(113,800)	(17,203)
Net loss attributable to noncontrolling interest from continuing operations	(1,173)	(1,980)	(1,503)	(227)	(1,950)	(3,483)	(526)
Net income attributable to noncontrolling interest from discontinued operations	4,072	1,099	-	-	7,127	1,099	167
Net income (loss) attributable to the noncontrolling interests	2,899	(881)	(1,503)	(227)	5,177	(2,384)	(360)
Net loss attributable to 500.com Limited	(52,625)	(58,554)	(52,862)	(7,988)	(114,943)	(111,416)	(16,843)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	(21,448)	(26,018)	35,305	5,335	(28,556)	9,287	1,403
Change in fair value of available for sale investment	(2,700)	-	-	-	(754)	-	-
Other comprehensive (loss) income, net of tax	(24,148)	(26,018)	35,305	5,335	(29,310)	9,287	1,403
Comprehensive loss	(73,874)	(85,453)	(19,060)	(2,880)	(139,076)	(104,513)	(15,800)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,700	993	(2,815)	(425)	754	(1,822)	(275)
Comprehensive loss attributable to 500.com Limited	(76,574)	(86,446)	(16,245)	(2,455)	(139,830)	(102,691)	(15,525)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	408,079,914	409,815,414	417,329,462	417,329,462	408,699,104	413,593,195	413,593,195
Diluted	408,079,914	409,815,414	417,329,462	417,329,462	408,699,104	413,593,195	413,593,195

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.15)	(0.17)	(0.13)	(0.02)	(0.32)	(0.30)	(0.05)
Net income from discontinued operations	0.02	0.03	-	-	0.04	0.03	0.00
Net loss	(0.13)	(0.14)	(0.13)	(0.02)	(0.28)	(0.27)	(0.04)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(1.49)	(1.73)	(1.27)	(0.19)	(3.17)	(2.99)	(0.45)
Net income from discontinued operations	0.20	0.30	-	-	0.36	0.30	0.05
Net loss	(1.29)	(1.43)	(1.27)	(0.19)	(2.81)	(2.69)	(0.41)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(74,754)	(76,655)	(76,226)	(11,519)	(146,189)	(152,881)	(23,106)
Adjustment for share-based compensation expenses	25,842	21,367	19,331	2,921	54,571	40,698	6,150
Adjusted operating loss from continuing operations (non-GAAP)	(48,912)	(55,288)	(56,895)	(8,598)	(91,618)	(112,183)	(16,956)

Net loss attributable to 500.com Limited from continuing operations	(60,938)	(70,897)	(52,862)	(7,988)	(129,489)	(123,759)	(18,706)
Net income attributable to 500.com Limited from discontinued operations	8,313	12,343	-	-	14,546	12,343	1,863
Net loss attributable to 500.com Limited	(52,625)	(58,554)	(52,862)	(7,988)	(114,943)	(111,416)	(16,843)
Adjustment for share-based compensation expenses	25,842	21,367	19,331	2,921	54,571	40,698	6,150
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(35,096)	(49,530)	(33,531)	(5,067)	(74,918)	(83,061)	(12,556)
Adjusted net income attributable to 500.com Limited from discontinued operations (non-GAAP)	8,313	12,343	-	-	14,546	12,343	1,863
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(26,783)	(37,187)	(33,531)	(5,067)	(60,372)	(70,718)	(10,693)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.09)	(0.12)	(0.08)	(0.01)	(0.20)	(0.21)	(0.04)
Net income from discontinued operations (non-GAAP)	0.02	0.03	-	-	0.05	0.04	0.01
Net loss (non-GAAP)	(0.07)	(0.09)	(0.08)	(0.01)	(0.15)	(0.17)	(0.03)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.90)	(1.20)	(0.80)	(0.10)	(1.95)	(2.05)	(0.35)
Net income from discontinued operations (non-GAAP)	0.20	0.30	-	-	0.45	0.35	0.05
Net loss (non-GAAP)	(0.70)	(0.90)	(0.80)	(0.10)	(1.50)	(1.70)	(0.30)

Basic	408,079,914	409,815,414	417,329,462	417,329,462	408,699,104	413,593,195	413,593,195
Diluted	408,079,914	409,815,414	417,329,462	417,329,462	408,699,104	413,593,195	413,593,195

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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